Advisory Agreement
Board Considerations Regarding Continuation of Investment
Management Contract
      At a meeting held on March 13, 2006, the Trustees unanimously approved the continuation of the Investment Advisory and Management
Agreement (the Agreement) between First Trust Advisors L.P. (First
Trust) and First Defined Portfolio Fund, LLC (the Company) for each portfolio of the Company (each a Fund) other than The DowSM Target
Dividend Portfolio (for which the contract had been approved for an initial two-year period at a meeting in March 2005). While the Board previously renewed the Agreement in September 2005 for each Fund other than The
DowSM Target Dividend Portfolio, First Trust asked the Board to reconsider the Agreement at the March 2006 meeting so that in the future all advisory contracts for the First Trust Fund Complex would be considered at the same time. Because of its recent review of the Agreement, the Board considered its previous findings in approving the Agreement and determined that they continue to be relevant. The Board of Trustees determined that the Agreement continues to be in the best interests of the Company and each applicable Fund and that the compensation arrangement set forth in the Agreement as to each Fund is fair and reasonable in light of the nature, extent and quality of the services provided by First Trust and such other matters as the Trustees considered to be relevant in the exercise of their reasonable business judgment.
      To reach this determination, the Trustees considered their duties under the Investment Company Act of 1940, as amended (the 1940 Act) as well as under the general principles of state law in reviewing and approving advisory contracts; the requirements of the 1940 Act in such matters; the fiduciary duty of investment advisers with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards have fulfilled their duties; and the factors to be considered by the Trustees in voting on such agreements. The Independent Trustees received advice from independent legal counsel. The Trustees also applied their business judgment to determine whether the arrangement between the Company and First Trust was a reasonable business arrangement from the Funds perspective as well as from the perspective of interest holders. In reviewing such arrangement, the Board of Trustees considered factors such as the nature, extent and quality of services provided by First Trust under the Agreement, the investment performance of the Funds, the performance of the Funds in various asset allocation models, the fairness of the fees and expenses paid by the Funds, whether the fee levels reflect any economies of scale, and any profitability realized by First Trust under the Agreement.
      The Trustees considered the nature, extent and quality of services provided by First Trust, including the investment of each Funds assets and the overall administration of each Fund. The Board also considered the experience and skills of the personnel primarily responsible for providing services to the Funds and noted the compliance program that had been developed by First Trust. In light of these considerations and their familiarity with First Trust, the Trustees concluded that the nature, extent and quality of services provided by First Trust to the Company and the Funds has been and is expected to remain satisfactory.
      The Board considered both the long-term and short-term performance of each Fund. In their review of performance, the Trustees reconsidered the data compiled by Lipper, Inc. (Lipper) presented at the September meeting comparing each applicable Funds performance to a group of similar funds and to its benchmark for periods ended June 30, 2005. The Board also reviewed Fund performance information as compared to benchmark indexes for periods ended December 31, 2005 and determined that the performance information provided previously was generally representative of each Funds overall performance. The Board noted the disappointing short-term and longer-term performance of The DowSM
DART 10 Portfolio and the NASDAQ(r) Target 15 Portfolio, as compared to their respective peer groups, and noted that the one-year performance of The DowSM DART 10 Portfolio as of June 30, 2005 compared favorably to its benchmark and that the NASDAQ(r) Target 15 Portfolio had outperformed its benchmark for the one-year period ended December 31, 2005 and since inception of the Fund. The Board noted that the Funds investment results were consistent with their investment objectives and generally tracked that of their respective benchmarks. The Board noted that changes in the Funds benchmarks and investment policies over the years affected the utility of comparisons with peer group and benchmark performance. After considering such information as deemed appropriate, the Board concluded that overall performance for the Funds was satisfactory.
      The Trustees considered the fees and expenses of each applicable
Fund and noted that each Funds advisory fee is 0.60% of average daily net assets. The Trustees noted their previous review of the fees and expenses of the Funds as compared to the fees and expenses paid by similar funds. The Trustees noted the higher total expense ratios for the Funds as compared to the total expense ratios of similar funds. The Trustees considered that First Trust has agreed to waive fees and reimburse expenses of each Fund through December 31, 2007 in order to prevent total operating expenses (excluding extraordinary expenses and brokerage fees) from exceeding
1.47% of average daily net assets (1.37% for the First Trust 10 Uncommon
Values Portfolio). The Board of Trustees noted that the expense waiver and reimbursement policy has resulted in First Trust waiving a significant portion of the advisory fees otherwise payable by the Funds, and that although First Trust was entitled to recover a portion of any reimbursed amount to the extent a Funds expense ratio was under the cap, as of December 31, 2005, no Funds expense ratio permitted such recovery. The Trustees also considered the advisory fees paid to First Trust by other funds, noting that those fees generally were similar, except for those funds for which First Trust served as sub-adviser, for which the annual fee was lower. The Trustees noted that First Trust told them that the nature of the services provided to those clients may not be comparable to those provided to the Funds. Based on the information provided, the Board concluded that the advisory fee, coupled with the fee waiver and expense reimbursement, was reasonable. The Trustees noted that First Trust has not identified any economies of scale that could be shared with interest holders.
      Based on information provided by First Trust, the Trustees analyzed the profitability to First Trust of providing services to the Funds. The Board noted the inherently subjective nature of any allocation methodology (and noted that First Trust had provided profitability data based on two different methodologies), and noted that, based on the information provided, First
Trust operated most of the Funds and the Company, in total, at a loss. In addition, the Trustees considered and discussed any ancillary benefits derived by First Trust from its relationship with the Funds and noted that First Trust does not utilize soft dollars in its management of the Funds and therefore the typical fall-out benefits are not present. The Trustees concluded that any other fall-out benefits received by First Trust or its affiliates would appear to be attenuated.
      Based on all of the information considered and the conclusions reached, the Board determined that the terms of the Agreement continue to be fair and reasonable and that the continuation of the Agreement is in the best interests of each applicable Fund. No single factor was determinative in the Boards analysis.